UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 28, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Update

Controlled Subsidiary Investment - WRE Harbor House, LLC

On March 28, 2017, we directly acquired ownership of a “majority-owned subsidiary”, WRE Harbor House LLC (the “RSE Wickfield Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $3,175,000, which was the initial stated value of our equity interest in the RSE Wickfield Controlled Subsidiary (the “RSE Wickfield Investment”). The RSE Wickfield Controlled Subsidiary used the proceeds to acquire a single stabilized multifamily property totaling 208 units located at 101 Harbor Way, Ann Arbor, MI (the “RSE Wickfield Property”).

After implementing in-house property management and various capital improvements to increase the value of the property, on February 28, 2020, the RSE Wickfield Controlled Subsidiary redeemed the RSE Wickfield Investment in full. The RSE Wickfield Controlled Subsidiary used a supplemental loan to refinance the asset and pay down the remaining principal balance and preferred return of the RSE Wickfield Investment. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.50%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:        March 5, 2020